UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2021

HUDSON EXECUTIVE INVESTMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39314	84-4636604
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

570 Lexington Avenue, 35th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 521-8495

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	HECCU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	HEC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	HECCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On June 1, 2021, Hudson Executive Investment Corp. (the “Company” or “HEC”) issued a press release (the “Press Release”) announcing that it has established May 19, 2021 as the record date for determining those stockholders entitled to vote at a special meeting (the “Special Meeting”) and announcing that it has established June 17, 2021 as the date of the Special Meeting. The Press Release also announced that the Company has determined that the Special Meeting shall be held remotely by such means as later determined by the Company’s officers. The Special Meeting shall be held with respect to the previously announced Agreement and Plan of Merger (the “Merger Agreement”) by and among HEC, Tailwind Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of HEC (“First Merger Sub”), Tailwind Merger Sub II, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of HEC (“Second Merger Sub”) and Groop Internet Platform, Inc. (d/b/a “Talkspace”), a Delaware corporation (“Talkspace”).

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) by which, (i) First Merger Sub will merge with and into Talkspace with Talkspace being the surviving corporation in the merger and then (ii) Second Merger Sub will merge with and into the surviving corporation with Second Merger Sub being the surviving entity in the merger.

The proposed Business Combination is expected to be consummated after receipt of the required approval by the stockholders of HEC and the satisfaction or waiver of certain other conditions.

A copy of the Press Release is attached as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between HEC and Talkspace. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEC has filed a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEC, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all HEC shareholders. HEC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEC with the SEC also may be obtained free of charge at HEC’s website at http:// https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between HEC and Talkspace, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEC’s securities, (ii) the risk that the transaction may not be completed by HEC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Merger Agreement by the shareholders of HEC, the satisfaction of the minimum trust account amount following redemptions by HEC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEC related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of HEC’s securities on The Nasdaq Stock Market, (x) the risk that the price of HEC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEC’s registration statement on Form S-4 discussed above and other documents filed by HEC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and HEC and Talkspace assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither HEC nor Talkspace gives any assurance that either HEC or Talkspace will achieve its expectations.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Hudson Executive Investment Corp., dated June 1, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUDSON EXECUTIVE INVESTMENT CORP.
Dated: June 1, 2021
	By:	/s/ Jonathan Dobres
Name: Jonathan Dobres
Title: Chief Financial Officer